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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GS AgriFuels Corporation.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36298R10
(CUSIP Number)

January 14, 2008

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

CUSIP No. 36298R10	13G	Page 2

1	Name of Reporting Person I.R.S. Identification Nos. of Above Person (entities only)

YA Global Investments, L.P. (13-4150836)
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization:

Cayman Islands
	5	Sole Voting Power

		3,203,065
Number of	6	Shared Voting Power
Shares
Beneficially		0
Owned by	7	Sole Dispositive Power
Each Reporting
Person With		3,203,065
	8	Shared Dispositive Power

		0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,203,065
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11	Percent of Class Represented by Amount in Row (9)

9.99%*
12	Type of Reporting Person (See Instructions):

PN

Item 1.
(a) Name of Issuer:	GS AgriFuels Corporation
(b) Address of Issuer’s Principal Executive Offices:
One Penn Plaza
Suite 1612
New York, NY 10119

Item 2.	Identity and Background.
(a)	Name of Person Filing: YA Global Investments, L.P.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
(e)	Cusip Number: 36298R10

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)	☐ Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,203,065

(b)	Percentage of Class: 9.99%*

(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 3,203,065

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition: 3,203,065

(iv)	Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

* In addition to the number of shares memorialized above, YA Global Investments, L.P. (“YA Global”) is the owner of the Warrants to purchase (1) 1,250,000 shares of common stock exercisable at $.001 per share which it obtained on June 7, 2006; (2) 540,000 shares of common stock exercisable at .001 which it obtained on October 30, 2006 and (3) 1,665,000 shares of common stock exercisable at $.001 which it obtained on January 14, 2008. These shares are not included in the calculation of the amount of outstanding shares owned by YA Global because the Warrant Agreement prohibits YA Global from converting any of its Warrants if at the time YA Global is entitled to exercise any Warrant for a number of Warrant Shares in excess of that number of Warrant Shares which, upon giving effect to such exercise, would cause the aggregate number of shares of Common Stock beneficially owned by YA Global and its affiliates to exceed 4.99% of the outstanding shares of the Common Stock following such exercise.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

Dated: January 23, 2008	REPORTING PERSON:

YA GLOBAL INVESTMENTS, L.P.

	By:	Yorkville Advisors, LLC
	Its:	Investment Manager

	By:	/s/ Steven S. Goldstein
Name: Steven S. Goldstein, Esq.
Its: Chief Compliance Officer